February 13, 2025

Michael L. Zemetra
Chief Financial Officer and Treasurer
Veritone, Inc.
1615 Platte Street, 2nd Floor
Denver, Colorado, 80202

       Re: Veritone, Inc.
           Form 10-K filed on April 01, 2024
           File No. 001-38093
           Correspondence filed on February 11, 2025
Dear Michael L. Zemetra:

        We have reviewed your February 11, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
January 28, 2025 letter.

Correspondence filed on February 11, 2025
Non-GAAP Financial Measures and Key Performance Indicators, page 41

1. We note your response to prior comment 1 and note that the cost of sales line item should be marked as excluding depreciation and amortization shown below. See Topic
       11.B. In addition, please clarify which operating expense line item that the remaining depreciation and amortization is attributable to such as sales and marketing or general and administrative. Please consider revising the operating expense captions to read that amounts are exclusive of depreciation and amortization. Further, consider separately presenting the depreciation and amortization attributable to each operating expense and cost of revenue line item. Alternatively, you may choose to present cost of sales and operating expenses including depreciation and amortization. February 13, 2025
Page 2



       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology